June 16, 2022

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley and Lilyanna Peyser

Re: Creek Road Miners, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 3, 2022

File No. 333-262304

Ladies and Gentlemen:

On behalf of our client, Creek Road Miners, Inc.. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 26, 2022 relating to the above-referenced Registration Statement on Form S-1/A (the “Amended Filing”). The Company is concurrently submitting an amended Registration Statement on Form S-1/A (the “Further Amended Filing”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Filing), all page references herein correspond to the pages of the Further Amended Filing. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Filing.

Prospectus Summary, page 1

1.	We note your amended disclosure in response to comment 1. Please revise this disclosure to clarify, as you did in your prior response letter, that you will also consider whether additional crypto assets constitute securities as defined in Section 2(a)(1) of the Securities Act.

Please see the amended disclosure at page 1 of the Further Amended Filing.

General

2.	We note your disclosure on page 5 of your 10-K for the year ended December 31, 2021, incorporated by reference into your registration statement, that you measure your operations by the number and dollar value of the cryptocurrency rewards you earn from your cryptocurrency mining activities. Please amend the disclosure in your registration statement to clarify how you determine the dollar value of your cryptocurrency.

Please see the amended disclosure at page 1 of the Further Amended Filing.

3.	We note your response to comment 4, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

We confirm our understanding that the Staff’s decision not to issue additional comments with respect to prior comment 4 should not be interpreted to mean that the Staff either agrees or disagrees with our responses, including any conclusions we have made, positions we have taken and practices the Company has engaged in or may engage in with respect to such matter.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (214) 978 3095 or Christopher Lapp at (202) 835-6251.

Very truly yours,

Roger W. Bivans

cc:	Scott Kaufman
John Maatta